[redacted]

14049363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lureen (610) 889-2066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian K. Lureen

Signature

President & CEO

Title

Kristin M Wallack

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kristin M. Wallack, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 27, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

CONTENTS

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com

MorisonCogen LLP
Certified Public Accountants • Business Consultants

An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

Report on the Financial Statements

We have audited the accompanying financial statements of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Morison Cogen LLP

February 28, 2014

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 24,536	$ 13,257
Commissions receivable	16,499	19,743
Due from registered representatives	17,448	-
Receivable from broker-dealer	5,595	3,000
TOTAL ASSETS	$ 64,078	$ 36,000
LIABILITIES		
CURRENT LIABILITIES		
Due to parent company	$ 4,654	$ 9,404
Commissions payable and accrued expenses	20,532	10,228
TOTAL LIABILITIES	25,186	19,632
STOCKHOLDER'S EQUITY		
COMMON STOCK - 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	338,370	335,870
ACCUMULATED DEFICIT	(324,478)	(344,502)
TOTAL STOCKHOLDER'S EQUITY	38,892	16,368
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 64,078	$ 36,000

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Commissions and other income	$ 266,465	$ 346,637
OPERATING EXPENSES	(246,441)	(394,227)
NET INCOME (LOSS)	$ 20,024	$ (47,590)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2012	$ 25,000	$ 303,370	$ (296,912)	$ 31,458
ADDITIONAL PAID-IN CAPITAL	-	32,500	-	32,500
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2012	-	-	(47,590)	(47,590)
BALANCE - DECEMBER 31, 2012	25,000	335,870	(344,502)	16,368
ADDITIONAL PAID-IN CAPITAL	-	2,500	-	2,500
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2013	-	-	20,024	20,024
BALANCE - DECEMBER 31, 2013	$ 25,000	$ 338,370	$ (324,478)	$ 38,892

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 20,024	$ (47,590)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
(Increase) decrease in assets		
Commissions receivable	3,244	3,272
Due from registered representatives	(17,448)	-
Receivable from broker-dealer	(2,595)	7,000
Increase (decrease) in liabilities		
Due to parent company	(4,750)	(14,058)
Commissions payable and accrued expenses	10,304	7,174
Net cash provided by (used in) operating activities	8,779	(44,202)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital	2,500	32,500
NET CHANGE IN CASH	11,279	(11,702)
CASH - BEGINNING OF YEAR	13,257	24,959
CASH - END OF YEAR	$ 24,536	$ 13,257

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations

Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a wholly-owned subsidiary of Heritage Fincorp, Inc.

Revenue Recognition

The company recognizes revenue, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-10-599, when all of the following are met:

1. Persuasive evidence of the arrangement exists.
2. Delivery has occurred or service has been rendered.
3. The seller's price to the buyer is fixed or determinable
4. Collectibility is reasonably assured.

The company is a broker-dealer and sells various types of investment options, such as: life insurance, variable annuities, mutual funds, and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission

Revenue is recorded when the application is approved by the insurance carrier's underwriters. There is often a two to three week approval process once the application is submitted. Once approved, the applicant submits payment for the policy.

Variable Annuities and Mutual Funds

Revenue is recorded when the paperwork is completed and payment is submitted by the customer. There is no approval process.

Sales of Partnership Interests in Limited Partnerships

Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivables from Broker-dealers

Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates
Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function.

"S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income
The company follows FASB ASC 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

Income Taxes
The company follows FASB Accounting Standards Update (ASU) No. 2009-06, *Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities Taxes* FASB ASC 740 prescribes guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold. There were no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next year. Tax years from 2010 through 2013 remain subject to examination by major tax jurisdictions.

Recently Adopted Accounting Pronouncements
In February 2013, the FASB issued ASU No. 2013-04, *Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date.* The guidance in this Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

a. The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors.
b. Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.

The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2013. Early adoption is permitted. The company early adopted this pronouncement effective January 1, 2013.

Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 28, 2014, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Deposit Insurance Corporation limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – DUE FROM REGISTERED REPRESENTATIVES

Due from registered representatives represents the amount that registered representatives owe the company for expenses paid on their behalf.

NOTE 4 – CONCENTRATION OF REVENUE SOURCE

For the year ended December 31, 2013, three revenue sources constituted approximately 37% of total revenue. At December 31, 2013, amounts due from these sources comprised 0% of the commissions receivable.

For the year ended December 31, 2012, four revenue sources constituted approximately 75% of total revenue. At December 31, 2012, amounts due from these sources comprised 13% of the commissions receivable.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $45,571 and $53,483 for the years ended December 31, 2013 and 2012. At December 31, 2013 and 2012, the company owed its parent $4,654 and $9,404 for such services.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

NOTE 6 – JOINT AND SEVERAL LIABILITIES

On December 9, 2013 both the company and the president and Chief Compliance Officer ("CCO") of the company (together "the defendants") agreed to settle with the Commonwealth of Virginia alleged violations of the Virginia Securities Act. As part of the settlement the company and the CCO both agreed to the following:

1. Within 180 days of the settlement, the defendants will pay the Treasurer of the Commonwealth of Virginia ("Commonwealth") $20,000 as a civil penalty for the alleged violations.
2. The defendants will pay the Commonwealth, contemporaneously with the settlement, the amount of $5,000 to defray the costs of the investigation.
3. Within 180 days of the settlement, the defendants will return a total of $28,335 in fees previously received from the investors in proportion to the amount of each investment.
4. Within 30 days from the date of the final fee payment made to the investors, the defendants will provide to the State Corporation Commission's Division of Securities and Retail Franchising an affidavit attesting that all fees have been paid as well as provide proof of payments.
5. The defendants will not violate the Act in the future.

NOTE 6 – JOINT AND SEVERAL LIABILITIES (Continued)

The CCO has provided the company with a written confirmation that he will be responsible to pay all of the liabilities listed above. Since it is agreed that the company will not be liable for any of the settlement liabilities, the company did not record any expense or liability as of December 31, 2013 in accordance with FASB ASU No. 2013-04, *Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date.*

NOTE 7 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. At December 31, 2013, the company had net capital as defined under Rule 15c3-1 of $24,163, which was $19,163 in excess of its required net capital of $5,000.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$ 38,892
DEDUCTIONS	
Non-allowable assets	
Commissions receivable and due from registered representatives	14,729
NET CAPITAL	$ 24,163
AGGREGATE INDEBTEDNESS	$ 25,186
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	104.23%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
MINIMUM NET CAPITAL REQUIRED (Based on 6⅔% of aggregate indebtedness)	$ 1,679
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of above amounts)	$ 5,000
EXCESS NET CAPITAL	$ 19,163
RECONCILIATION WITH COMPANY'S COMPUTATION: (included in FOCUS Report on Form X-17a-5, Part IIA as of December 31, 2013)	
NET CAPITAL, REPORTED IN COMPANY'S FOCUS REPORT, PART IIA (UNAUDITED)	$ 25,693
AUDIT ADJUSTMENT	
Adjustment to non-allowable assets	(1,530)
NET CAPITAL PER ABOVE	$ 24,163

An exemption from SEC Rule 15c3-3 is claimed
under section (k)(2)(ii) of SEC Rule 15c3-3

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In planning and performing our audit of the financial statements of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marison Cogen LLP

February 28, 2014

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Heritage Financial Systems, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you in evaluating Heritage Financial Systems, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Heritage Financial Systems, Inc.'s management is responsible for Heritage Financial Systems, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 and noted the following discrepancy: Total revenue per the audited Form X-17A-5 was $266,465 compared to total revenue of $290,607 on the Form SIPC-7;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 28, 2014

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000
f. 267.440.3001

www. morisoncogen.com